MOONSHOT JUNIOR, INC.

Financial Statements

For the year ended December 31, 2019

With
Independent Accountants' Review Report and Accompanying Notes

Prepared by:

Chugh CPAs, LLP
1600 Duane Ave, Santa Clara,
CA, 95054

CONTENTS

	PAGE



TAX | ACCOUNTING | AUDIT | CONSULTING

1600 DUANE AVENUE, SANTA CLARA, CA 95054 | TEL 408.970.0100 | FAX 408.970.0200 | WWW.CHUGH.NET

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders
of Moonshot Junior, Inc.

We have reviewed the accompanying financial statements of Moonshot Junior, Inc. (a Delaware Corporation), which comprise the balance sheet as of December 31, 2019, and the related statement of operations, changes in shareholders' equity and cash flows for the period from inception November 12, 2019 to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Chugh CPAs LLP

Chugh CPAs LLP
Santa Clara, CA
October 23, 2020

LOS ANGELES ● SANTA CLARA ● EDISON ● ATLANTA ● RESTON
BANGALORE ● CHENNAI ● NEW DELHI ● MUMBAI ● CHANDIGARH ● AHMEDABAD



ASSETS

CURRENT ASSETS

Cash	$	7,460
Inventory		18,000
Notes receivable		730
TOTAL CURRENT ASSETS		26,190

OTHER ASSETS

Deferred Tax Asset	10,374
TOTAL ASSETS	$ 36,564

LIABILITIES AND SHAREHOLDERS' EQUITY

Loan from shareholders	$	68,589
TOTAL LIABILITIES		68,589

Common stock $0.0001 par value per share, 20,000,000 authorized	
8,950,000 shares outsanding	895
Additional paid-in capital	6,105
Retained earnings (loss)	(39,025)
TOTAL SHAREHOLDERS' EQUITY	(32,025)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 36,564



MOONSHOT JUNIOR, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD NOVEMBER 12, 2019 TO DECEMBER 31, 2019

CHUGH

SALES REVENUE	$	12,138
EXPENSES		
Legal and professional fees		28,000
Consulting expense		14,262
Travel		14,000
Office expense		1,796
Contractor expense		1,793
Dues and subscription		899
Shipping		704
Adversiting and marketing		44
Bank service fee		39
TOTAL EXPENSES		61,537
OPERATING LOSS BEFORE TAXES		(49,399)
INCOME TAX BENEFIT		(10,374)
NET LOSS	$	(39,025)

See accountants' review report and accompanying notes

MOONSHOT JUNIOR, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD NOVEMBER 12, 2019 TO DECEMBER 31, 2019

C H U G H

	No. of shares	Amount	Additional Paid In Capital	Retained Earnings (Loss)	Total Shareholders' Equity
Balance November 12, 2019		$ -	$ -	$ -	$ -
Share issurance	8,950,000	895	6,105	-	7,000
Net loss				(39,025)	(39,025)
Balance, December 31, 2019	8,950,000	$ 895	$ 6,105	$ (39,025)	$ (32,025)

MOONSHOT JUNIOR, INC.
STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(39,025)
Deferred Tax Benefit		(10,374)
(Increase) decrease in operating assets:		
Inventory		(18,000)
Notes receivable		(730)
Net cash used in operating activities		(68,129)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans from shareholders		68,589
Issuance of shares		895
Additional paid in capital		6,105
Net cash provided by financing activities		75,589
NET INCREASE IN CASH		7,460
CASH, December 31, 2019	$	7,460

See accountants' review report and accompanying notes

NOTE 1 – DESCRIPTION OF BUSINESS

Moonshot Junior, Inc. ("the Company") was incorporated in the state of Delaware on November 12, 2019. The Company is a Silicon Valley-based startup, that is remodeling the concept of empowering today's builders and innovators and turning them into tomorrow's professionals and entrepreneurs. The Company's cutting-edge platform and products strive to uncover and nurture the STEAM skills in children.

The platform is an overlay around the ideas, projects, and products straight out of the creative minds of children between 7-17 years, with some guidance from subject-matter experts where necessary. The Company take pride in helping any kid who has questions, ideas, and above all, curiosity, for building anything. Kids interact, ideate, learn and work closely with the Company until their products are launched on our platform. These products are widely loved and purchased by other parents and children for education and inspiration, thus furthering the circle of innovation by young minds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on accrual basis in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements and the related disclosures in conformity with generally accepted accounting principles in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and revenue and expenses during the period reported. Actual results may differ from these estimates. Estimates are used in accounting from among other things, allowances for uncollectible receivables, depreciation and taxes.

Changes in estimates are reflected in the financial statements in the period in which the changes are made and if material, their effects are disclosed in the notes to the financial statements.

Revenue Recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 606. Revenues are recognized when services are provided to the customers, in an amount that is expected in exchange for those services.

The Company recognizes revenue when all the following criteria are met:

- There is persuasive evidence of an agreement
- Service have been delivered
- The fee is fixed and determinable
- Collectability is probable, and customer creditworthiness has been verified and approved with payment expected within normal payment terms.

Cash

Cash consists of cash in bank account.

Inventories

Inventories are stated at lower of cost or net realizable value. Inventories are reviewed on a periodic basis for identification and write off of slow moving, obsolete and impaired inventory. There is inventory of $18,000 as of December 31, 2019.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC No. 740 (formerly SFAS No. 109) "*Accounting for Income Taxes",* which requires an assets and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) "Leases." Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. This ASC is effective for private companies for the fiscal years beginning after December 15, 2021. Management is currently evaluating the new update.

NOTE 3 – RELATED PARTY TRANSACTIONS

Loans from shareholders (non-interest bearing) as of December 31, 2019 consists of the following:

Loans payable		
Alok Jain	$	60,000
Shlok LLC		8,589

NOTE 4 - INCOME TAXES

The provision for income taxes benefit consist of the following for the years ended December 31, 2019:

	December 31, 2019
Current taxes:	
Federal	$ -
Total current taxes	-
Deferred taxes:	
Federal	10,374
Total taxes	$ 10,374

Deferred Tax:

The components of deferred tax asset as of December 31, 2019 are as follows:

	December 31, 2019
Net Operating Loss	$ 10,374
Deferred tax asset	$ 10,374

NOTE 5 – SHAREHOLDERS' EQUITY

The Company is authorized to issue 20,000,000 shares of voting common stock with a par value of $0.0001 per share. As of December 31, 2019, the Company had 8,950,000 shares issued and outstanding of voting common stock. The holders of voting common stock are entitled to voting rights equal to one vote for each share of common stock held.

NOTE 6 – STOCK OPTION PLAN

On December 13, 2019, the Company granted to each shareholders an option to purchase the Company's stock at $0.01 per share, which is equal to the estimated fair value of the stock on the date of grant. The options vest four years from the date of grant and are exercisable from then through a period of 4 years from the date of grant. Using the FAS123R, the average term of the options will be five years.

The Company accounts for any forfeitures or cancellation of options when they occur. As of December 31, 2019, 175,000 options have been cancelled.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price
Granted	2,200,000	$	0.01
Exercised	-		-
Expired/(Cancelled)	175,000		0.01
Total options outstanding, December 31, 2019	2,375,000	$	0.01

Stock based compensation expense for the year ended December 31, 2019 is nil due to immateriality.

NOTE 7 – GOING CONCERN

This is the Company's initial year of operations and sufficient funds can be secured if required by a combination of capital raising, debt financing, and financial support from the shareholder, and as such management is of the opinion that going concern is not an issue.

NOTE 8 – CONTINGENCIES

There are no pending legal actions, including arbitrations, class actions and other litigation, arising in connection with the Company's activities. Legal reserves are established in accordance with FASB ASC 450 (formerly known as SFAS No. 5), "Accounting for Contingencies". Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. There are no legal reserves in the statement of financial condition as of December 31, 2019

NOTE 9 – SUBSEQUENT EVENTS

As required under FASB ASC 855 "Subsequent Events" (formerly FAS 165), the Company is required to disclose events and transactions after balance sheet date but before the financial statements are available to be issued.

The Company has evaluated the subsequent events until October 23, 2020 which is the date the financial statements are available for issue.

COVID-19 has spread across most of the world including the United States of America where the Company has its operations. However, the Company's operations have not been affected significantly for the current year. The impact of COVID-19 may be different from that estimated by the Company and the Company will continue to closely monitor any material changes in future economic conditions. Considering the Company's present liquidity position and its customer relationship, the management of the Company is of the opinion that it would be able to make collections and discharge its obligations.

The Company has concluded that neither the event mentioned above, nor any other events or transactions have occurred which would require adjustments or disclosures in the Company's financial statements.